[Ropes & Gray LLP Letterhead]

November 19, 2004	Ryan C. Larrenaga
(617) 951-7893
rlarrenaga@ropesgray.com

BY FEDERAL EXPRESS AND EDGAR

Division of Investment Management

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-0505

Attn: Brion Thompson, Esq.

Re:	PIMCO Floating Rate Strategy Fund (File Nos. 333-120227 and 811-21601)

Registration Statement on Form N-2 Relating to Offering of Preferred Shares

Dear Mr. Thompson:

On Thursday, November 4, 2004, PIMCO Floating Rate Strategy Fund (the “Fund”) filed a Registration Statement on Form N-2 (the “Preferred Share Registration Statement”) for the purpose of registering its preferred shares of beneficial interest (“Preferred Shares”). The purpose of this letter is to request selective review of the Preferred Share Registration Statement, in accordance with the Commission’s release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

In connection with the Fund’s recent organization and offering of common shares (“Common Shares”), the SEC staff reviewed the Fund’s prospectus and statement of additional information relating to that offering. The Fund is requesting selective review of those portions of the Preferred Share Registration Statement that are identical to (or substantially identical to) the registration statement relating to the Fund’s Common Shares (the “Common Share Registration Statement”), which was declared effective in October, 2004.

In addition, much of the disclosure relating to the Preferred Shares is substantially identical to disclosure in a registration statement (the “PFRIF Registration Statement”) relating to a recent offering of preferred shares of beneficial interest made by PIMCO Floating Rate Income Fund (File Nos. 333-108475 and 811-21374), another closed-end investment company managed by PA Fund Management LLC and Pacific Investment Management Company LLC. The Commission declared the PFRIF Registration Statement effective in October, 2003. The

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Fund is requesting selective review of those portions of the Preferred Share Registration Statement that are identical to (or substantially identical to) the PFRIF Registration Statement, and therefore have been subject to review by the staff.

In the paragraphs that follow, I have indicated the sections of the Preferred Share Registration Statement with respect to which the Fund is requesting selective review. In addition, I have enclosed “redlined” drafts of the Prospectus and Statement of Additional Information included in the Preferred Share Registration Statement, each marked to show changes from the Common Share Registration Statement and the PFRIF Registration Statement.

Please note that I have not indicated in the description below all places where changes were made to update dates or other information, to reflect the fact that the Preferred Share Registration Statement offers Preferred Shares rather than Common Shares or other changes of a minor or conforming nature. However, such changes are indicated in the enclosed redlined drafts.

Prospectus

Cover Page – The disclosure under “Investment Objective,” “Portfolio Management Strategies” and “Portfolio Contents” is substantially identical to the corresponding disclosure in the Common Share Registration Statement, except for changes made to add references to the Preferred Shares. The remaining disclosure on the cover page is substantially identical to the corresponding disclosure in the same location for the PFRIF Registration Statement.

Prospectus Summary – I have listed below those subsections of the section captioned “Prospectus Summary” that are substantially identical to disclosure previously subject to review by the staff, and for which the Fund is requesting selective review.

The Fund; and The Offering. The disclosure in these subsections is substantially identical to the corresponding disclosure in the PFRIF Registration Statement, except for the addition of language to the first sentence under “The Offering” regarding liquidation preference.

Investment Objectives and Strategies; Investment Manager; and Portfolio Manager. The disclosure in these subsections is substantially identical to the corresponding disclosure in the Common Share Registration Statement.

Leverage. The disclosure in this subsection is substantially identical to the corresponding disclosure in the PFRIF Registration Statement.

Special Risk Considerations. The subsections following the heading “Risks of Investing in the Preferred Shares” are substantially identical to the corresponding disclosure in the PFRIF Registration Statement. The subsections following the heading “Risks of Investing in

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the Fund” are substantially identical to the corresponding disclosure in the Common Share Registration Statement, except for (i) changes to add disclosure specific to the Preferred Shares and to delete disclosure relevant only to the offering of Common Shares, and (ii) the subsections entitled “Limited Operating History,” “Leverage Risk” and “Anti-Takeover Provisions,” which are substantially identical to the corresponding subsections in the PFRIF Registration Statement.

Trading Market, Ratings, Dividends on Preferred Shares, Determination of Maximum Applicable Rates, Liquidation Preference, Asset Maintenance, Mandatory Redemption, Optional Redemption, Voting Rights, Federal Income Taxation and Custodian, Auction Agent, Transfer Agent, Registrar, Dividend Paying Agent and Redemption Agent. The disclosure in these subsections is substantially identical to the disclosure in the corresponding subsections of the PFRIF Registration Statement.

Financial Highlights; The Fund; Use of Proceeds; Capitalization; and Portfolio Composition – The disclosure in these sections (aside from specific financial data) is substantially identical to the corresponding sections of the PFRIF Registration Statement, except for the addition of the last sentence under “Use of Proceeds,” which is identical to the last sentence under “Use of Proceeds” in the Common Share Registration Statement.

Investment Objective and Strategies – This section is substantially identical to the corresponding section of the Common Share Registration Statement, except for changes made to make the discussion of leverage and the use of derivatives under “Portfolio Contents and Other Information” and “Derivatives” relevant to holders of Preferred Shares and other editorial and conforming changes (these changes are marked in the document).

Risks – I have listed below those subsections of the section captioned “Risks” that are substantially identical to disclosure previously subject to review by the staff, and for which the Fund is requesting selective review.

Risks of Investing in the Preferred Shares. The subsections under “Risks of Investing in the Preferred Shares” are substantially identical to the corresponding subsections in the PFRIF Registration Statement, except for (i) the last sentence under “Secondary Market Risk” and (ii) the subsection entitled “Securities and Exchange Commission Inquiries.”

General Risks of Investing in the Fund. The disclosure in the subsections under “General Risks of Investing in the Fund” is substantially identical to the disclosure in the corresponding subsections of the Common Share Registration Statement, except for (i) changes to add disclosure specific to the Preferred Shares and to delete disclosure relevant only to the offering of Common Shares (these changes are marked in the document), including removal of “Market Discount Risk” and “Variable Dividend Risk” and (ii) the disclosure in the subsections entitled “Limited Operating History,” “Leverage Risk,” “Interest Rate Risk,” “Inflation/Deflation Risk” and “Anti-Takeover Provisions,” which is substantially identical to the disclosure in the corresponding subsections of the PFRIF Registration Statement.

Division of Investment Management.	- 4 -	November 19, 2004

How the Fund Manages Risk – The disclosure in this section is substantially identical to the disclosure in the corresponding section of the Common Share Registration Statement, except for changes to add disclosure specific to the Preferred Shares and to delete disclosure relevant only to the Common Shares (these changes are marked in the document).

Description of Preferred Shares – The disclosure in this section is substantially identical to the disclosure in the corresponding section of the PFRIF Registration Statement. There are some differences in the disclosure of this section which are shown in the applicable “redline.”

Management of the Fund; and Net Asset Value – These sections are substantially identical to the corresponding sections of the Common Share Registration Statement, except for changes to delete disclosure not relevant to the offering of Preferred Shares (these changes are marked in the document).

Tax Matters; Description of Capital Structure; Anti-Takeover and Other Provisions in the Declaration of Trust; Repurchase of Common Shares; Conversion to Open-End Fund; Underwriting; Custodian and Transfer Agents; and Legal Matters. The disclosure in these sections is substantially identical to disclosure in the corresponding sections of the PFRIF Registration Statement, except for (i) the addition of the twelfth paragraph under “Tax Matters,” which is substantially identical to disclosure in the Common Share Registration Statement, and (ii) the addition of the fifth paragraph under “Underwriting.”

Appendix A – Description of Securities Ratings – This section is substantially identical to the corresponding section in the Common Registration Statement.

Statement of Additional Information

The disclosure in the Statement of Additional Information included in the Preferred Share Registration Statement is substantially identical to the disclosure in the statement of additional information included in the Common Share Registration Statement, except for changes to add disclosure particular to the offering of Preferred Shares (including unaudited financial statements to be filed by pre-effective amendment) and to delete disclosure relevant only to the offering of Common Shares. All of these changes are marked in the enclosed “redlined” draft Statement of Additional Information, which is marked against the statement of additional information included in the Common Share Registration Statement. Please note that disclosure in the new section entitled “Additional Information Concerning the Auctions for Preferred Shares” is substantially identical to disclosure in the corresponding section of the statement of additional information that was part of the PFRIF Registration Statement.

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Appendix A of the Statement of Additional Information (“Article 11 of the Amended and Restated Bylaws”) is substantially identical to the corresponding section of the statement of additional information included in the PFRIF Registration Statement. For your reference, I have enclosed a document entitled “‘Redline of Appendix A,” which indicates the differences from the corresponding appendix in the PFRIF Registration Statement.

Appendix B (“Proxy Voting Policies”), is substantially identical to the corresponding section of the statement of additional information included in the Common Share Registration Statement.

*                    *                     *

For your reference, the following documents are enclosed: (i) a “redlined” draft Prospectus, marked to show changes from the prospectus for the offering of Common Shares of the Fund, (ii) a “redlined” draft Prospectus, marked to show changes from the prospectus for the offering of preferred shares of beneficial interest of PIMCO Floating Rate Income Fund, (iii) a “redlined” draft Statement of Additional Information for the Fund (excluding appendices), marked to show changes from the statement of additional information for the offering of Common Shares of the Fund, and (iv) the “‘Redline of Appendix A” referred to above.

Please call me if you have any questions about the enclosed, or if you require anything further.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga

RCL:gcr

Enclosures

cc:	Brian S. Shlissel (w/o enc.)
Newton B. Schott, Esq. (w/o enc.)
David C. Sullivan, Esq. (w/enc.)